Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261383

PROSPECTUS SUPPLEMENT NO. 4

(to prospectus dated April 6, 2022)

Up to 20,406,908 Shares of Common Stock

This prospectus supplement no. 4 (this “prospectus supplement”) amends and supplements the prospectus dated April 6, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1, as amended (Registration Statement No. 333-261383). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The NASDAQ Stock Market LLC under the symbol “BTTX”. On June 10, 2022, the closing price of our common stock was $1.56 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2022

BETTER THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39864	85-3472546
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

548 Market Street #49404 San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 887-2311

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BTTX	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Kevin Appelbaum as President, Chief Executive Officer and Director

On June 7, 2022, Better Therapeutics, Inc. (the “Company”) and Kevin Appelbaum agreed that Mr. Appelbaum shall cease serving as President and Chief Executive Officer of the Company and as a member of the Company’s Board of Directors (the “Board”) effective as of July 5, 2022 (the “Effective Date”).

The Company also entered into a Separation Agreement and Release (the “Separation Agreement”) with Mr. Appelbaum, pursuant to which, following the Effective Date, Mr. Appelbaum will be eligible to receive the following, subject to the execution of an effective release of claims against the Company and its affiliates and continued compliance with applicable restrictive covenants: (i) 12 months’ base salary continuation, (ii) monthly payments equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Appelbaum had he remained employed by the Company for up to 12 months from the Effective Date and (iii) immediate vesting of certain outstanding stock-based equity awards, in each case beginning on the Effective Date.

The foregoing summary of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Appointment of Frank Karbe as President, Chief Executive Officer and Director

On June 7, 2022, the Company entered into an employment agreement with Frank Karbe (the “Karbe Employment Agreement”) to appoint him as President and Chief Executive Officer of the Company effective as of July 5, 2022. In addition, on June 8, 2022, the Board appointed Mr. Karbe as a Class II director to the Board effective as of the Effective Date, to fill the vacancy created by Mr. Appelbaum’s departure and to hold office until the 2023 annual meeting of stockholders, or until his earlier resignation or removal.

Mr. Karbe, 54, previously served as the Principal Financial and Accounting Officer of Myovant Sciences Ltd. from September 2016 to August 2021. Mr. Karbe was appointed as Myovant Sciences, Inc.’s Chief Financial Officer in April 2017 and was subsequently appointed as President and Chief Financial Officer in February 2020. From September 2014 to July 2016, Mr. Karbe served as President of The Color Run, a global mass participation events platform, where he was responsible for leading the operational and financial functions. From January 2004 to June 2014, Mr. Karbe was the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a biotechnology company. During his tenure at Exelixis, Mr. Karbe was responsible for leading the finance organization, internal and external communications, business development, information technology, corporate strategy and various other operational functions. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group advising clients on corporate finance and mergers and acquisitions. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe has served as a director of Aduro Biotech, Inc. from April 2019 to October 2020 and Arbutus Biopharma Corporation from 2010 to 2018, and currently serves as a director of Phantom Pharmaceuticals, Inc. Mr. Karbe received his Diplom-Kaufmann from the WHU-Otto Beisheim Graduate School of Management, Koblenz, Germany.

There are no arrangements or understandings between Mr. Karbe and any other person pursuant to which he was appointed as a director, President, Chief Executive Officer and principal executive officer, and there are no transactions between Mr. Karbe and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the Karbe Employment Agreement, Mr. Karbe is entitled to receive an initial annual base salary of $500,000 and is eligible to receive an annual performance bonus with a target annual bonus amount of 50% of his annual base salary. Mr. Karbe’s bonus for 2022 will be pro-rated based on the Effective Date and length of Mr. Karbe’s employment with the Company during 2022.

Further, the Board approved the grant to Mr. Karbe as of the Effective Date of (i) a time-based option to purchase 472,200 shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”), with 25% of the option shares vesting on the first anniversary of the Effective Date and the balance vesting in equal monthly installments over the next three years, subject to his continued employment with the Company through each vesting date, (ii) a performance-based option to purchase 708,300 shares of Common Stock, vesting upon the satisfaction of both a time-based vesting condition and certain performance-based vesting conditions, and (iii) a performance-based option to purchase 472,200 shares of Common Stock, vesting upon the achievement of certain performance milestones (the “Supplemental Performance Option”). Upon a “change in control”, as defined in the Karbe Employment Agreement, subject to Mr. Karbe’s continued employment through such date, all unvested and outstanding performance-based equity awards (other than the Supplemental Performance Option) will immediately accelerate and become fully vested and exercisable as of such date, and the Supplemental Performance Option shall be immediately forfeited as of such date.

In addition, pursuant to the Karbe Employment Agreement, if (i) Mr. Karbe’s employment is terminated without “cause”, or (ii) he resigns for “good reason”, in each case outside of the “change in control period”, as each term is defined in the Karbe Employment Agreement, Mr. Karbe will be entitled to receive the following severance benefits, subject to his execution of an irrevocable separation agreement and release within 60 days after the date of termination: (A) continuation of his then current base salary for a period of 12 months following his termination of employment, (B) his full target bonus for the then-current year, payable over 12 months, (C) monthly payments equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Karbe had he remained employed by the Company for up to 12 months and (D) acceleration of vesting of 25% of his then-outstanding and unvested time-based equity awards and vesting of any performance-based awards for which performance milestones or conditions are achieved within six months of such termination date.

If (1) Mr. Karbe’s employment is terminated without “cause” or (2) he resigns for “good reason”, in each case within the “change in control period”, in lieu of the benefits described above, Mr. Karbe will be entitled to receive the following severance benefits, subject to his execution of an irrevocable separation agreement and release within 60 days after the date of termination: (a) a lump sum payment equal to two times his then current annual base salary, (b) a lump sum payment equal to two times his full then-current target annual bonus opportunity for the then-current year (or his target bonus in effect immediately prior to the change in control, if higher), (c) monthly payments equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Karbe had he remained employed by the Company for up to 24 months and (d) 100% acceleration of vesting of then-outstanding and unvested equity awards (other than the Supplemental Performance Option).

The foregoing summary of the Karbe Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

The 2022 annual meeting of stockholders (the “Annual Meeting”) of the Company was held in a virtual-only format on June 9, 2022 at 9:00 a.m., Pacific Time via live webcast. Proxies were solicited pursuant to the Company’s proxy statement filed on April 27, 2022 with the Securities and Exchange Commission under Section 14(a) of the Securities Exchange Act of 1934, as amended. As of April 14, 2022, the record date for the Annual Meeting, the number of shares of Common Stock outstanding and entitled to vote at the Annual Meeting was 23,606,693. The number of shares of Common Stock present or represented by valid proxy at the Annual Meeting was 16,388,754, representing 69% of the total number of shares of Common Stock entitled to vote at the Annual Meeting. Each share of Common Stock was entitled to one vote with respect to matters submitted to the Company’s stockholders at the Annual Meeting.

At the Annual Meeting, the Company’s stockholders were asked (i) to elect two Class I director nominees to the Board, each to hold office until the 2025 annual meeting of stockholders and until his successor is duly elected and qualified, or until his earlier resignation or removal, and (ii) to ratify the selection of Elliott Davis, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

The voting results reported below are final.

The following is a summary of the matters voted on at the Annual Meeting.

Proposal 1 – Election of Directors

Dr. Richard Carmona and David Perry were duly elected to the Company’s Board as Class I directors. The results of the election were as follows:

CLASS I DIRECTOR NOMINEE	FOR	WITHHELD	BROKER NON-VOTES
Dr. Richard Carmona	13,352,365	1,784,704	1,251,685
David Perry	13,952,649	1,184,420	1,251,685

Proposal 2 – Ratify the Selection of Independent Registered Public Accounting Firm

The selection of Elliott Davis, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 was ratified. The results of the ratification were as follows:

FOR	AGAINST	ABSTAIN
16,344,147	38,683	5,924

No other matters were submitted to or voted on by the Company’s stockholders at the Annual Meeting.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Separation Agreement and Release by and among Better Therapeutics, Inc., Better Therapeutics OpCo, Inc., Kevin Appelbaum and other parties listed thereto, effective as of July 5, 2022

10.2	Employment Offer Letter by and among Better Therapeutics, Inc., Better Therapeutics OpCo, Inc., and Frank Karbe, effective as of July 5, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Better Therapeutics, Inc.

Dated: June 13, 2022	By:	/s/ Mark Heinen
	Name:	Mark Heinen
	Title:	Chief Financial Officer

Exhibit 10.1

SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release (“Agreement”) is made by and between Kevin Appelbaum (“Executive”), Kevin Appelbaum, or his successor(s), as Trustee of The Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended (“Executive’s Trust”), Better Therapeutics OpCo, Inc., a Delaware corporation (together with its predecessors, the “OpCo”), Better Therapeutics, Inc., a Delaware corporation and the sole stockholder of the Company (the “Parent” and together with the OpCo, the “Company”) (collectively referred to as the “Parties” or individually referred to as a “Party”).

RECITALS

WHEREAS, Executive was employed by the OpCo and served as a director and officer of the OpCo and the Parent;

WHEREAS, Executive and the OpCo entered into an Employment Agreement effective as of April 6, 2021 (the “Employment Agreement”);

WHEREAS, Executive signed an Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement with the OpCo effective as of April 6, 2021 (the “Confidentiality Agreement”);

WHEREAS, the OpCo and Executive’s Trust have entered into a Restricted Stock Agreement, dated August 14, 2020, pursuant to which Executive’s Trust currently holds 113,703 unvested shares of the Parent’s common stock (the “Restricted Shares”) subject to the Parent’s right of repurchase (the “Repurchase Right”) which shall lapse upon the earlier of (i) the achievement by the OpCo of twelve month trailing booked revenues of at least $20 million, or (ii) the filing by the OpCo of a de novo submission to the U.S. Food and Drug Administration (the “Performance-Based Conditions”) provided that the Executive is then providing services to the OpCo;

WHEREAS, the OpCo and Executive have entered into a Non-Qualified Stock Option Agreement dated April 6, 2021 under the OpCo’s 2020 Stock Option and Grant Plan, as amended from time to time, pursuant to which Executive currently holds an option to purchase 236,881 shares of the Parent’s common stock (the “2021 Option”), of which 69,092 shares are vested and 167,789 shares are unvested as of the Separation Date (as defined below);

WHEREAS, the Parent and Executive have entered into a Non-Qualified Stock Option Agreement dated April 1, 2022 under the Parent’s 2021 Stock Option and Incentive Plan, as amended from time to time, pursuant to which Executive currently holds an option to purchase 235,000 shares of the Parent’s common stock (the “2022 Option”), of which no shares are vested and all 235,000 shares are unvested as of the Separation Date;

WHEREAS, the Parties agreed on June 7, 2022 that Executive would separate from the Company (the “Notification Date”);

WHEREAS, Executive’s employment with the OpCo shall terminate effective as of July 5, 2022 (the “Separation Date”);

WHEREAS, during the period between the Notification Date and the Separation Date (the “Transition Period”), Executive shall perform transition duties as requested by the Company;

WHEREAS, the Parties wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions, and demands that the Executive may have against the Company and any of the Releasees (as defined below), including, but not limited to, any and all claims arising out of or in any way related to Executive’s employment with or separation from the Company;

NOW, THEREFORE, in consideration of the mutual promises made herein, the Parties hereby agree as follows:

COVENANTS

1. Transition Period; Separation from Employment. Executive and the Company hereby acknowledge and agree that neither Company’s tendering of this Agreement to Executive nor any aspect of this Agreement taking effect shall constitute grounds for Good Reason, as defined in the Employment Agreement. Executive hereby reaffirms and consents to the Confidentiality Agreement, as amended (see Exhibit B). In consideration of Executive’s execution of this Agreement, Executive’s execution of the supplemental release attached hereto as Exhibit A (the “Supplemental Release”) within sixty (60) days of the Separation Date, and Executive’s fulfillment of all of the terms and conditions in this Agreement and the Supplemental Release, Company agrees to permit Executive to remain employed as the Chief Executive Officer and therefore to remain a participant in the Company’s benefits plans and continue to be paid salary in accordance with the Company’s standard payroll practices up through the Separation Date. Executive shall continue to perform regular work as the Chief Executive Officer in good faith during the Transition Period. Effective as of the Separation Date, Executive hereby resigns from each of his positions as a director or an officer of each of the OpCo and the Parent.

2. Severance Benefits. Provided that Executive satisfies the Conditions (defined below in Section 3), the Company will provide Executive with the following “Severance Benefits”:

a. Separation Payment. The Company agrees to pay Executive a total of Five Hundred and Forty Thousand Dollars ($540,000), at the rate of Forty Three Thousand Three Hundred and Thirty Three Dollars and Thirty Three Cents ($45,000.00) per month, less applicable withholding, for a period of twelve (12) months commencing within sixty (60) days following the Separation Date, in accordance with the Company’s regular payroll practices.

b. COBRA Payment. Subject to Executive’s copayment of premium amounts at the applicable active Executives’ rate and Executive’s proper election to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay to the group health plan provider or the COBRA provider a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company until the earliest of (A) the twelve (12) month anniversary of the Separation Date; (B) the date that Executive becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of Executive’s health continuation rights under COBRA; provided, however, that if the Company determines that it cannot pay such amounts to the group health plan provider or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation,

Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to the Executive for the time period specified above. Such payments to the Executive shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates.

c. Vesting Benefits. Notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, a number of shares pursuant to each stock-based awards held by the Executive subject solely to:

i.

time-based vesting (the “Time-Based Equity Awards) equal to the number of shares that would have vested pursuant to such Time-Based Equity Award during the six (6) month period immediately following the Separation Date had the Executive remained in continuous employment with the Company during such period, will immediately vest and become exercisable as of the Separation Date, such that with respect to the 2021 Option, an additional 29,612 shares shall vest (for a total of 98,704 vested shares under the 2021 Option as of the Separation Date after giving effect to this provision), and with respect to the 2022 Option, no additional shares shall vest (for a total of zero (0) vested shares under the 2022 Option as of the Separation Date); and

ii.

performance-based vesting (the “Performance-Based Equity Awards” and together with the Time-Based Equity Awards, the “Outstanding Equity Awards”) equal to the number of shares that would have vested pursuant to such Performance-Based Equity Awards subject to the Company’s achievement of the applicable performance-based vesting conditions described in the applicable award agreements within the six (6) month period following the Separation Date, will vest and become exercisable. For the avoidance of doubt, the Restricted Shares shall vest and the Repurchase Right shall lapse if the Performance-Based Conditions are achieved on or before January 6, 2023 (the “Outside Date”), provided that if the Performance-Based Conditions are not achieved as of the Outside Date, then the Company shall automatically exercise its Repurchase Right as of the Outside Date and the repurchase price shall be deemed to have been paid in consideration of the payments and other exchanges made herein. For purposes of this Section 2(c)(ii), any termination or other forfeiture of the unvested portion of the applicable Performance-Based Equity Award(s) that would otherwise occur on the Separation Date will be delayed to effect the terms of this Section 2(c)(ii) and such termination will subsequently occur if the vesting pursuant to this subsection does not occur due to the absence of the satisfaction of the Conditions or the failure of the Company to achieve the applicable performance-based vesting conditions during the six-month period following the Separation Date.

The 138,181 unvested shares under the 2021 Option and 235,000 unvested shares under the 2022 Option shall be forfeited automatically on the Separation Date in accordance with the applicable award agreements. The 98,704 vested shares under the 2021 Option shall remain available for exercise by the Executive for a period of twenty-four (24) months in accordance with the applicable award agreement, and any unexercised shares at the end of such twenty-four (24) month period shall be automatically forfeited in accordance with the applicable award agreement.

The amounts payable pursuant to this Sections 2(a) and (b), to the extent taxable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months commencing within sixty (60) days after the Separation Date; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments, to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Separation Date. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

3. Conditions. For purposes of this Agreement, the “Conditions” mean that (i) this Agreement becomes effective and Executive complies with its terms; (ii) Executive is not terminated for Cause (as defined in the Employment Agreement) on or prior to the Separation Date; (iii) Executive does not resign prior to the Separation Date without the Company’s written consent; (iv) the Supplemental Release becomes effective within sixty (60) days of the Separation Date; and (v) Executive complies with the terms of the Confidentiality Agreement, as amended.

4. Release of Claims. Executive agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Executive by the Company and its current and former officers, directors, Executives, agents, investors, attorneys, shareholders, administrators, affiliates, benefit plans, plan administrators, insurers, trustees, divisions, and subsidiaries, and predecessor and successor corporations and assigns (collectively, the “Releasees”). Executive, on his own behalf and on behalf of his respective heirs, family members, executors, agents, and assigns, hereby and forever releases the Releasees from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, demand, or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Executive may possess against any of the Releasees arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Date (as defined below) of this Agreement, including, without limitation:

a. any and all claims relating to or arising from Executive’s employment relationship with the Company and the termination of that relationship;

b. any and all claims relating to, or arising from, Executive’s right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

c. any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits;

d. any and all claims for violation of any federal, state, or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of 1990; the Equal Pay Act; the Fair Labor Standards Act; the Fair Credit Reporting Act; the Age Discrimination in Employment Act of 1967; the Older Workers Benefit Protection Act; the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002; the Immigration Control and Reform Act; the California Family Rights Act; the California Labor Code; the California Workers’ Compensation Act; the Oregon Family Leave Act; the Oregon Military Family Leave Act; Chapter 659A of the Oregon Revised Statutes; and any other similar statutes, regulations or laws;

e. any and all claims for violation of the federal or any state constitution;

f. any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

g. any claim for any loss, cost, damage, or expense arising out of any dispute over the nonwithholding or other tax treatment of any of the proceeds received by Executive as a result of this Agreement; and

h. any and all claims for attorneys’ fees and costs.

Executive agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement and does not release claims that cannot be released as a matter of law. Specifically, this release does not extend to any claims or rights that cannot be released under California Government Code § 12964.5, including but not limited to, claims or rights under the California Fair Employment and Housing Act. Further, this release shall not affect Executive’s equity awards and the related equity documents; shall not affect Executive’s rights to vested ERISA benefits (e.g., 401(k) plan); and shall not affect Executive’s rights to indemnification, regardless of the source. Executive represents that Executive has made no assignment or transfer of any right, claim, complaint, charge, duty, obligation, demand, cause of action, or other matter waived or released by this section.

5. Acknowledgment of Waiver of Claims under ADEA. Executive acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”), and that this waiver and release is knowing and voluntary. Executive agrees that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Effective Date of this Agreement. Executive acknowledges that the consideration given for this waiver and release is in addition to anything of value to which Executive was already entitled. Executive further acknowledges that he has been advised by this writing that: (a) he should consult with an attorney prior to executing this Agreement; (b) he has twenty-one (21) days within which to consider this Agreement; (c) he has seven (7) days following his execution of this Agreement to revoke this Agreement; (d) this Agreement shall not be effective until after the revocation period has expired; and (e) nothing in this Agreement prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties, or costs for doing so, unless specifically authorized by federal law. In the event Executive signs this Agreement and returns it to the Company in less than the 21-day period identified above, Executive hereby acknowledges that he has freely and voluntarily chosen to waive the time period allotted for considering this Agreement. Executive acknowledges and understands that revocation must be accomplished by a written notification to the person executing this Agreement on the Company’s behalf that is received prior to the Effective Date. The parties agree that changes, whether material or immaterial, do not restart the running of the 21-day period.

6. California Civil Code Section 1542. Executive acknowledges that he has been advised to consult with legal counsel and is familiar with the provisions of California Civil Code Section 1542, a statute that otherwise prohibits the release of unknown claims, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Executive, being aware of said code section, agrees to expressly waive any rights he may have thereunder, as well as under any other statute or common law principles of similar effect.

7. No Pending or Future Lawsuits. Executive represents that he has no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company or any of the other Releasees. Executive also represents that he does not intend to bring any claims on his own behalf or on behalf of any other person or entity against the Company or any of the other Releasees.

8. No Cooperation. Executive agrees that he will not knowingly encourage, counsel, or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against any of the Releasees, unless under a subpoena or other court order to do so or as related directly to the ADEA waiver in this Agreement. Executive agrees both to immediately notify the Company upon receipt of any such subpoena or court order, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or other court order. If approached by anyone for counsel or assistance in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints against any of the Releasees, Executive shall state no more than that he cannot provide counsel or assistance.

9. Cooperation with Company. Executive agrees to cooperate with the Company and be reasonably available to the Company with respect to continuing and/or future matters related to the Executive’s employment period with the Company, whether such matters are business-related, legal, regulatory or otherwise (including, without limitation, the Executive making reasonable efforts to (i) appear at the Company’s request to give testimony without requiring service of a subpoena or other legal process, and (ii) volunteering to the Company all pertinent information and turning over to the Company all relevant documents which are or may come into the Executive’s possession). Following the Executive’s employment, the Company shall advance and/or reimburse the Executive for all reasonable out of pocket expenses incurred by the Executive in rendering such services that are approved by the Company, and Executive’s obligations under this paragraph shall not unreasonably interfere with Executive’s professional commitments.

10. Breach. In addition to the rights provided in the “Attorneys’ Fees” section below, Executive acknowledges and agrees that any material breach of this Agreement, unless such breach constitutes a legal action by Executive challenging or seeking a determination in good faith of the validity of the waiver herein under the ADEA, or of any provision of the Confidentiality Agreement shall entitle the Company immediately to seek recovery of the consideration provided to Executive under this Agreement and to obtain damages, except as provided by law; provided that before invoking any such remedies hereunder, the Company first will provide Executive with written notice of the alleged breach and, if the breach is curable, ten (10) business days to effect a cure.

11. No Admission of Liability. Executive understands and acknowledges that this Agreement constitutes a compromise and settlement of any and all actual or potential disputed claims by Executive. No action taken by either party hereto, either previously or in connection with this Agreement, shall be deemed or construed to be (a) an admission of the truth or falsity of any actual or potential claims or (b) an acknowledgment or admission by either party of any fault or liability whatsoever to the other party or to any third party.

12. Costs. The Parties shall each bear their own costs, attorneys’ fees, and other fees incurred in connection with the preparation of this Agreement.

13. Tax Consequences. The Company makes no representations or warranties with respect to the tax consequences of the payments and any other consideration provided to Executive or made on his behalf under the terms of this Agreement. Executive agrees and understands that he is responsible for payment, if any, of local, state, and/or federal taxes on the payments and any other consideration provided hereunder by the Company and any penalties or assessments thereon.

14. Authority. The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Agreement. Executive represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Agreement. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

15. No Representations. Executive represents that he has had an opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Executive has not relied upon any representations or statements made by the Company that are not specifically set forth in this Agreement.

16. Severability. In the event that any provision or any portion of any provision hereof or any surviving agreement made a part hereof becomes or is declared by a court of competent jurisdiction or arbitrator to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision or portion of provision.

17. Attorneys’ Fees. Except with regard to a legal action challenging or seeking a determination in good faith of the validity of the waiver herein under the ADEA, in the event that either Party brings an action to enforce or effect its rights under this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, and reasonable attorneys’ fees incurred in connection with such an action.

18. Entire Agreement. This Agreement represents the entire agreement and understanding between the Company and Executive concerning the subject matter of this Agreement and Executive’s employment with and separation from the Company and the events leading thereto and associated therewith, and supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this Agreement and Executive’s relationship with the Company, with the exception of the Confidentiality Agreement (as amended) and the stock and option agreements, including the governing stock plan(s).

19. No Oral Modification. This Agreement may only be amended in a writing signed by Executive and a duly-authorized Company representative.

20. Governing Law. This Agreement and the Supplemental Release shall be governed by the laws of the State of Delaware, without regard for choice-of-law provisions. Executive consents to personal and exclusive jurisdiction and venue in the State of Delaware.

21. Protected Disclosures and Other Protected Actions. Notwithstanding any other provision of this Agreement, nothing in this Agreement prevents Executive from: (i) filing a charge or complaint with any federal, state or local governmental agency or commission (a “Government Agency”); (ii) communicating with any Government Agency or otherwise participating in any investigation or proceeding that may be conducted by any Government Agency, including Executive’s ability to provide documents or other information, without notice to the Company; (iii) providing truthful testimony in litigation; or (iv) discussing or disclosing information about unlawful acts in the workplace, including harassment, discrimination or other conduct Executive has reasonable cause to believe is unlawful. If Executive files any charge or complaint with any Government Agency and if the Government Agency pursues any claim on Executive’s behalf, or if any other third party pursues any claim on Executive’s behalf, Executive waives any right to monetary or other individualized relief (either individually, or as part of any collective or class action).

22. Effective Date. Executive understands that this Agreement shall be null and void if not executed by him within twenty one (21) days. Each Party has seven (7) days after that Party signs this Agreement to revoke it. This Agreement will become effective on the eighth (8th) day after Executive signed this Agreement, so long as it has been signed by the Parties and has not been revoked by either Party before that date (the “Effective Date”).

23. Counterparts. This Agreement and the Supplemental Release may be executed in counterparts and by facsimile, and each counterpart and facsimile shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

24. Acknowledgements; Voluntary Execution of Agreement. Executive understands and agrees that Executive executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of Executive’s claims against the Company and any of the other Releasees. Executive acknowledges that:

(a) Executive has read this Agreement;

(b) Executive has the right to consult an attorney regarding this Agreement, and has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of Executive’s own choice or has voluntarily elected not to retain legal counsel;

(c) Executive has been provided with a reasonable time period of not less than five (5) business days to consult with an attorney and consider this Agreement, and if Executive signs and returns a copy of this Agreement in less than five (5) business days, Executive acknowledges that Executive has knowingly, voluntarily and without any inducement by the Company, chosen to waive such time period allotted for considering this Agreement;

(d) Executive understands the terms and consequences of this Agreement and of the releases it contains; and

(e) Executive is fully aware of the legal and binding effect of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

KEVIN APPELBAUM, an individual

Dated: June 7, 2022	/s/ Kevin Appelbaum
Kevin Appelbaum

KEVIN APPELBAUM, or his successor(s), as Trustee of The Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended

Dated: June 7, 2022	/s/ Kevin Appelbaum
Kevin Appelbaum

BETTER THERAPEUTICS, INC.

Dated: June 7, 2022	By:	/s/ David Perry
David Perry
Executive Chairman

BETTER THERAPEUTICS OPCO, INC.

Dated: June 7, 2022	By:	/s/ David Perry
David Perry
Executive Chairman

EXHIBIT A – SUPPLEMENTAL RELEASE

This Supplemental Release (“Supplemental Release”) is made by and between Kevin Appelbaum (“Executive”), Better Therapeutics OpCo, Inc. and Better Therapeutics, Inc. (together, the “Company”) (collectively referred to as the “Parties” or individually referred to as a “Party”) as of the Supplemental Release Effect Date.

1. Supplemental Release Effective Date. Executive understands that Executive has had more than twenty-one (21) days to consider this Supplemental Release since first receiving it with the Separation Agreement to which it was attached as Exhibit A (the “Agreement”). To accept this Supplemental Release, Executive must sign it no earlier than July 5, 2022 and then return the signed copy to the Company no later than July 8, 2022, and this Supplemental Release shall be null and void if Executive fails to do so. This Agreement will become effective on the eighth (8th) day after Executive signed this Supplemental Release, so long as it has been signed by the Company and has not been revoked by either Party before that date (the “Supplemental Release Effective Date”).

2. Severance Benefits. Executive acknowledges that without this Supplemental Release becoming effective (along with the satisfaction of other Conditions, as defined in the Agreement), Executive is otherwise not entitled to the Severance Benefits described in Section 2 of the Agreement.

3. Payment of Salary and Receipt of All Benefits. Executive acknowledges and represents that the Company has paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, reimbursement for health care, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to Executive through the Separation Date.

4. Release of Claims. Executive agrees that the Severance Benefits represents settlement in full of all outstanding obligations owed to Executive by the Company and its current and former officers, directors, Executives, agents, investors, attorneys, shareholders, administrators, affiliates, benefit plans, plan administrators, insurers, trustees, parents, divisions, and subsidiaries, and predecessor and successor corporations and assigns (collectively, the “Releasees”). Executive, on his own behalf and on behalf of his respective heirs, family members, executors, agents, and assigns, hereby and forever releases the Releasees from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Executive may possess against any of the Releasees arising from any omissions, acts, facts, or damages that may have occurred up until and including the Supplemental Release Effective Date, including, without limitation:

a. any and all claims relating to or arising from Executive’s employment relationship with the Company and the termination of that relationship;

b. any and all claims relating to, or arising from, Executive’s right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

c. any and all claims for wrongful discharge of employment; constructive discharge; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits;

d. any and all claims for violation of any federal, state, or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Age Discrimination in Employment Act of 1967; the Americans with Disabilities Act of 1990; the Equal Pay Act; the Fair Labor Standards Act; the Fair Credit Reporting Act; the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002; the Immigration Control and Reform Act; the California Family Rights Act; the California Labor Code; the California Workers’ Compensation Act; the California Fair Employment and Housing Act; the Oregon Family Leave Act; the Oregon Military Family Leave Act; Chapter 659A of the Oregon Revised Statutes; and any other similar statutes, regulations or laws;

e. any and all claims for violation of the federal or any state constitution;

f. any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

g. any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Executive as a result of this Supplemental Release; and

h. any and all claims for attorneys’ fees and costs.

Executive agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Supplemental Release. This release does not release claims that cannot be released as a matter of law, including, but not limited to, Executive’s right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission, or any other local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, against the Company (with the understanding that any such filing or participation does not give Executive the right to recover any monetary damages against the Company; Executive’s release of claims herein bars Executive from recovering such monetary relief from the Company). Further, this release shall not affect Executive’s equity awards and the related equity documents; shall not affect Executive’s rights to vested ERISA benefits (e.g., 401(k) plan); and shall not affect Executive’s rights to indemnification, regardless of the source.

5. Acknowledgment of Waiver of Claims under ADEA. Executive acknowledges that Executive is waiving and releasing any rights Executive may have under the Age Discrimination in Employment Act of 1967 (“ADEA”), and that this waiver and release is knowing and voluntary. Executive agrees that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Supplemental Release Effective Date. Executive acknowledges that the consideration given for this waiver and release is in addition to anything of value to which Executive was already entitled.

6. California Civil Code Section 1542. Executive acknowledges that Executive has been advised to consult with legal counsel and is familiar with the provisions of California Civil Code Section 1542, a statute that otherwise prohibits the release of unknown claims, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Executive, being aware of said code section, agrees to expressly waive any rights Executive may have thereunder, as well as under any other statute or common law principles of similar effect.

7. No Pending or Future Lawsuits. Executive represents that Executive has no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company or any of the other Releasees. Executive also represents that Executive does not intend to bring any other claims on his own behalf or on behalf of any other person or entity against the Company or any of the other Releasees.

8. Trade Secrets and Confidential Information/Company Property. Executive reaffirms and agrees to observe and abide by the terms of the Confidentiality Agreement, specifically including the provisions therein regarding nondisclosure of the Company’s trade secrets and confidential and proprietary information, and nonsolicitation of Company Executives Executive acknowledges that during the course of Executive’s employment with the Company Executive had access to a number of highly confidential materials and Executive specifically represents that Executive shall refrain from using any such confidential information in the future. Executive affirms that Executive has returned all documents and other items provided to Executive by the Company, developed or obtained by Executive in connection with Executive’s employment with the Company, or otherwise belonging to the Company. Executive’s signature below constitutes his certification under penalty of perjury that he has returned all documents and other items provided to Executive by the Company, developed or obtained by Executive in connection with his employment with the Company, or otherwise belonging to the Company.

9. Entire Agreement. This Supplemental Release and the Agreement represents the entire agreement and understanding between the Company and Executive concerning the subject matter of this Supplemental Release and the Agreement and Executive’s employment with and separation from the Company and the events leading thereto and associated therewith, and supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this Supplemental Release and the Agreement and Executive’s relationship with the Company, with the exception of the Confidentiality Agreement (as amended) and the stock and option agreements, as well as the applicable stock plan(s).

10. Voluntary Execution of Supplemental Release. Executive understands and agrees that Executive executed this Supplemental Release voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of his claims against the Company and any of the other Releasees. Executive acknowledges that:

a. Executive has read this Supplemental Release;

b. Executive has been represented in the preparation, negotiation, and execution of this Supplemental Release by legal counsel of his own choice or has elected not to retain legal counsel;

c. Executive understands the terms and consequences of this Supplemental Release and of the releases it contains; and

d. Executive is fully aware of the legal and binding effect of this Supplemental Release.

IN WITNESS WHEREOF, the Parties have executed this Supplemental Release on the respective dates set forth below.

KEVIN APPELBAUM, an individual

Dated: _______________
Kevin Appelbaum

BETTER THERAPEUTICS, INC.

Dated: _______________	By
Name: David Perry
Title: Executive Chairman

BETTER THERAPEUTICS OPCO, INC.

Dated: _______________	By
Name: David Perry
Title: Executive Chairman

EXHIBIT B – CONFIDENTIALITY AGREEMENT

Exhibit 10.2

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made between Better Therapeutics OpCo, Inc., a Delaware corporation (the “Company”), Better Therapeutics, Inc., a Delaware corporation and the sole stockholder of the Company (the “Parent” and collectively with the Company, the “Companies”) and Frank Karbe (the “Executive”) and is effective as of July 5, 2022 (the “Effective Date”).

WHEREAS, the Company desires to employ the Executive and the Executive desires to be employed by the Company on the terms and conditions contained herein, effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Employment.

(a) Term. The Company shall employ the Executive and the Executive shall be employed by the Company pursuant to this Agreement commencing as of the Effective Date and continuing until such employment is terminated in accordance with the provisions hereof (the “Term”). The Executive’s employment with the Company shall be “at will,” meaning that the Executive’s employment may be terminated by the Company or the Executive at any time and for any reason, subject to the terms of this Agreement.

(b) Position and Duties. The Executive shall serve as the President and Chief Executive Officer (“CEO”) of the Company and of Parent, and shall have such powers and duties as may from time to time be prescribed by the Board of Directors of Parent (the “Board”). In addition, the Companies shall cause the Executive to be nominated for election to the Board and to be recommended to the stockholders for election to the Board as long as the Executive remains the CEO, provided that the Executive shall be deemed to have resigned, and hereby resigns, from the Board and from any other positions with the Companies or any of their subsidiaries upon ceasing to serve as CEO for any reason. The Executive shall devote the Executive’s full working time and efforts to the business and affairs of the Companies. Notwithstanding the foregoing, the Executive may serve on other boards of directors, subject to prior written approval of the Board, and engage in religious, charitable or other community activities as long as such services on other boards of directors and activities do not interfere with the Executive’s performance of the Executive’s duties to the Companies. The Company is aware and approves that Executive currently is a member of the board of directors of Phathom Pharmaceuticals, Inc.

2. Compensation and Related Matters.

(a) Base Salary. The Executive’s initial base salary shall be paid at the rate of $500,000 per year. The Executive’s base salary shall be subject to periodic review by the Board or the Compensation Committee of the Board (the “Compensation Committee”) and may be adjusted upward within a reasonable period of time as recommended by the Compensation Committee as necessary to align more appropriately with the base salary level of chief executive officers of other peer companies. The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for its executive officers.

(b) Incentive Compensation. The Executive shall be eligible to receive cash incentive compensation as determined by the Board or the Compensation Committee from time to time (the “Annual Bonus”). The Executive’s initial target annual incentive compensation shall be fifty percent (50%) of the Executive’s Base Salary; provided, that any incentive compensation for calendar year 2022 shall be prorated based on the Effective Date and length of employment with the Company during calendar year 2022. The target annual incentive compensation in effect at any given time is referred to herein as “Target Bonus.” The actual amount of the Executive’s annual incentive compensation, if any, shall be determined in the sole discretion of the Board or the Compensation Committee, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time. Except as otherwise provided herein, as may be provided by the Board or the Compensation Committee or as may otherwise be set forth in the applicable incentive compensation plan the Executive must be employed by the Company on the date such incentive compensation is paid in order to earn or receive any annual incentive compensation.

(c) Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its executive officers.

(d) Other Benefits. The Executive shall be eligible to participate in or receive benefits under the Company’s employee benefit plans in effect from time to time, subject to the terms of such plans.

(e) Paid Time Off. The Executive shall be entitled to take paid time off in accordance with the Company’s applicable paid time off policy for executives, as may be in effect from time to time.

(f) Equity.

(i) The Executive shall be eligible to participate in the Parent’s 2021 Stock Option and Incentive Plan, as may be amended from time to time (the “Plan”) and any successor plan thereto, on terms and conditions to be determined by the Board in its discretion.

(ii) As of the Effective Date, the Executive will be granted (i) a time- based stock option to purchase 472,200 shares of Parent common stock (“Time-Based Option Shares”), (ii) a performance-based stock option to purchase 708,300 shares of Parent common stock (“Performance-Based Option Shares”) and (iii) a performance- based stock option to purchase 472,200 shares of Parent common stock (the “Supplemental Performance-Based Option Shares”). The vesting schedules of such stock options shall be as described in Exhibit A attached hereto.

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(iii) Upon the consummation of a Change in Control and subject to Executive’s continued employment with the Companies through such date, all then unvested and outstanding Performance-Based Equity Awards (other than the Supplemental Performance-Based Options Shares) shall immediately accelerate and become fully vested and exercisable or nonforfeitable as of the date of such Change in Control, and the unvested Supplemental Performance-Based Option Shares shall be immediately forfeited as of the date of such Change in Control.

3. Termination. The Executive’s employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a) Death. The Executive’s employment hereunder shall terminate upon death.

(b) Disability. The Companies may terminate the Executive’s employment if the Executive is disabled and unable to perform or expected to be unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Companies shall, submit to the Companies a certification in reasonable detail by a physician selected by the Companies to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Companies’ determination of such issue shall be binding on the Executive. Nothing in this Section 3(b) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c) Termination by the Company for Cause. The Companies may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, “Cause” shall mean any of the following:

(i) conduct by the Executive constituting a material act of willful misconduct in connection with the performance of the Executive’s duties, including, without limitation, (A) willful refusal to perform material responsibilities that have been requested by the Board that has not been cured (if curable) within thirty (30) days after receiving written notice from the Board of such failure or refusal; (B) dishonesty to the Board with respect to any material matter; or (C) misappropriation of funds or property of the Companies or any of their subsidiaries or affiliates other than the occasional, customary and de minimis use of the Company’s or the Parent’s property for personal purposes;

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(ii) the commission by the Executive of acts satisfying the elements of (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud;

(iii) any willful misconduct by the Executive, regardless of whether or not in the course of the Executive’s employment, that results in material injury or reputational harm to the business of the Companies or any of their subsidiaries or affiliates;

(iv) a breach by the Executive of any of the provisions contained in Section 8 of this Agreement or the Restrictive Covenants Agreement (as defined below);

(v) a material violation by the Executive of any of the Company’s or the Parent’s written employment policies that has not been cured (if curable) within thirty (30) days after receiving written notice from the Board of such failure or refusal; or

(vi) the Executive’s failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Companies to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(d) Termination by the Company without Cause. The Companies may terminate the Executive’s employment hereunder at any time without Cause. Any termination by the Companies of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 3(c) and does not result from the death or disability of the Executive under Section 3(a) or (b) shall be deemed a termination without Cause.

(e) Termination by the Executive. The Executive may terminate employment hereunder at any time for any reason, including but not limited to, Good Reason. For purposes of this Agreement, “Good Reason” shall mean that the Executive has completed all steps of the Good Reason Process (as defined below) following the occurrence of any of the following events without the Executive’s consent (each, a “Good Reason Condition”):

(i) a material diminution in the Executive’s responsibilities, authority or duties;

(ii) a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company;

(iii) a material breach of this Agreement by the Companies; or

(iv) failure or refusal of a successor to the Companies to materially assume the Companies’ obligations under this Agreement in the event of a Change of Control; or

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(v) the failure to timely grant the Time-Based Option Shares, the Performance-Based Option Shares and the Supplemental Performance-Based Option Shares”.

The “Good Reason Process” consists of the following steps:

(i) the Executive reasonably determines in good faith that a Good Reason Condition has occurred;

(ii) the Executive notifies the Companies in writing of the first occurrence of the Good Reason Condition within 60 days of the first occurrence of such condition;

(iii) the Executive cooperates in good faith with the Companies’ efforts, for a period of not less than 30 days following such notice (the “Cure Period”), to remedy the Good Reason Condition;

(iv) notwithstanding such efforts, the Good Reason Condition continues to exist at the end of the Cure Period; and

(v) the Executive terminates employment within 60 days after the end of the Cure Period.

If the Companies cure the Good Reason Condition during the Cure Period, Good Reason shall be deemed not to have occurred.

4. Matters related to Termination.

(a) Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive’s employment by the Companies or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(b) Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by death, the date of death; (ii) if the Executive’s employment is terminated on account of disability under Section 3(b) or by the Companies for Cause under Section 3(c), the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Companies without Cause under Section 3(d), the date on which a Notice of Termination is given or the date otherwise specified by the Companies in the Notice of Termination; (iv) if the Executive’s employment is terminated by the Executive under Section 3(e) other than for Good Reason, 30 days after the date on which a Notice of Termination is given, and (v) if the Executive’s employment is terminated by the Executive under Section 3(e) for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Companies, the Companies may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Companies for purposes of this Agreement.

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(c) Accrued Obligations. If the Executive’s employment with the Companies is terminated for any reason, the Companies shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) (i) any Base Salary earned through the Date of Termination and, if applicable, any accrued but unused vacation through the Date of Termination; (ii) unpaid expense reimbursements (subject to, and in accordance with, Section 2(c) of this Agreement); and (iii) any vested benefits the Executive may have under any employee benefit plan of the Companies through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Obligations”).

(d) Resignation of All Other Positions. To the extent applicable, the Executive shall be deemed to have resigned, and hereby resigns, from all officer and board member positions that the Executive holds with the Companies or any of its respective subsidiaries and affiliates upon the termination of the Executive’s employment for any reason. The Executive shall execute any documents in reasonable form as may be requested to confirm or effectuate any such resignations.

5. Severance Pay and Benefits Upon Termination by the Company without Cause or Upon Resignation by the Executive for Good Reason, in each case Outside the Change in Control Period. If the Executive’s employment is terminated by the Companies without Cause as provided in Section 3(d) or the Executive terminates employment for Good Reason as provided in Section 3(e), in each case outside of the Change in Control Period (as defined below), then, in addition to the Accrued Obligations, and subject to (i) the Executive signing a separation agreement and release in a form and manner satisfactory to the Companies, which shall include, without limitation, a general release of claims against the Companies and all related persons and entities that shall not release the Executive’s rights under this Agreement, a reaffirmation of all of the Executive’s Continuing Obligations (as defined below), and shall provide that if the Executive breaches any of the Continuing Obligations, all payments of the Severance Amount shall immediately cease (the “Separation Agreement”), and (ii) the Separation Agreement becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement), which shall include a seven (7) day revocation period:

(a) the Company shall pay the Executive an amount equal to (i) 12 months of the Executive’s then-current Base Salary and (ii) the Executive’s full Target Bonus for the then- current year (collectively, the “Severance Amount”);

(b) subject to the Executive’s copayment of premium amounts at the applicable active employees’ rate and the Executive’s proper election to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay to the group health plan provider or the COBRA provider a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company until the earliest of (A) the 12 month anniversary of the Date of Termination; (B) the date that the Executive becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of the Executive’s health continuation rights under COBRA; provided, however, that if the Company determines that it cannot pay such amounts to the group

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health plan provider or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to the Executive for the time period specified above. Such payments to the Executive shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates; and

(c) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, accelerated vesting of a number of shares pursuant to each stock-based awards held by the Executive subject to:

(i) solely time-based vesting (the “Time-Based Equity Awards”) equal to 25% of the then-outstanding and unvested shares subject to the Time-Based Equity Awards will immediately vest and become exercisable as of the Date of Termination; and

(ii) performance-based vesting (the “Performance-Based Equity Awards” and together with the Time-Based Equity Awards, the “Outstanding Equity Awards”) equal to the number of shares that would have vested pursuant to such Performance-Based Equity Awards subject to the Company’s achievement of the applicable performance-based vesting conditions described therein that have already been achieved at the time of termination or are achieved within the six-month period following the Date of Termination, will vest and become exercisable, regardless of any applicable time-based vesting conditions, provided that any termination or other forfeiture of the unvested portion of the applicable Performance-Based Equity Award(s) that would otherwise occur on the Date of Termination will be delayed to effect the terms of this Section 5(c)(ii) and such termination will subsequently occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement becoming fully effective, solely as a result of the Executive’s delay, within the time period set forth therein or the failure of the Company to achieve the applicable performance-based vesting conditions during the six-month period following the Date of Termination.

The amounts payable pursuant to this Section 5, to the extent taxable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments, to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

6. Severance Pay and Benefits Upon Termination by the Company without Cause or by the Executive for Good Reason within the Change in Control Period. The provisions of this Section 6 shall apply in lieu of, and expressly supersede, the provisions of Section 5 if a Change in Control occurs and if (i) the Executive’s employment is terminated either (a) by the Companies without Cause as provided in Section 3(d), or (b) by the Executive for Good Reason

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as provided in Section 3(e), and (ii) the Date of Termination is within the period commencing 6 months prior to the first event constituting a Change in Control and ending 18 months after the occurrence of such first event constituting a Change in Control (such period, the “Change in Control Period”). For the avoidance of doubt, this Section 6 shall terminate and be of no further force or effect before or after the Change in Control Period.

(a) If the Executive’s employment is terminated by the Companies without Cause as provided in Section 3(d) or the Executive terminates employment for Good Reason as provided in Section 3(e) and in each case the Date of Termination occurs during the Change in Control Period, then, in addition to the Accrued Obligations, and subject to the signing of a Separation Agreement and the Separation Agreement becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement), which shall include a seven (7) day revocation period:

(i) the Company shall pay the Executive a lump sum in cash in an amount equal to two times the sum of (A) the Executive’s then-current Base Salary (or the Executive’s Base Salary in effect immediately prior to the Change in Control, if higher) plus (B) the Executive’s full Target Bonus for the then-current year (or the Executive’s Target Bonus in effect immediately prior to the Change in Control, if higher);

(ii) notwithstanding anything to the contrary in any applicable Outstanding Equity Award Agreement, all unvested Outstanding Equity Awards (other than the Supplemental Performance-Based Options Shares) held by Executive shall immediately accelerate and become fully vested and exercisable or nonforfeitable as of the later of (i) the Date of Termination, (ii) the date of the first event constituting a Change in Control, or (iii) the effective date of the Separation Agreement (the “Accelerated Vesting Date”), provided that in order to effectuate the accelerated vesting contemplated by this subsection, the unvested portion of the Executive’s Outstanding Equity Awards that would otherwise be forfeited on the Date of Termination will be delayed until the earlier of (A) the later of the effective date of the Separation Agreement or the date of the first event constituting a Change of Control (at which time acceleration will occur), or (B) the date that the Separation Agreement can no longer become fully effective (at which time the unvested portion of the Executive’s Outstanding Equity Awards will be forfeited); and

(iii) subject to the Executive’s copayment of premium amounts at the applicable active employees’ rate and the Executive’s proper election to receive benefits under COBRA, the Company shall pay to the group health plan provider or the COBRA provider a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to the Executive if the Executive had remained employed by the Company until the earliest of (A) the 24 month anniversary of the Date of Termination; (B) the date that the Executive becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of the Executive’s health continuation rights under COBRA; provided, however, that if the Company determines that it cannot pay such amounts to the group health plan provider or the COBRA provider (if applicable) without potentially violating

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applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to the Executive for the time period specified above. Such payments to the Executive shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates.

The amounts payable under this Section 6(a), to the extent taxable, shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Code, shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period.

(b) Additional Limitation.

(i) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Companies to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code, and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(ii) For purposes of this Section 6(b), the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

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(iii) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 6(b)(i) shall be made by a nationally recognized accounting firm selected by the Companies (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Companies and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Companies or the Executive. Any determination by the Accounting Firm shall be binding upon the Companies and the Executive.

(c) Change in Control. For purposes of this Section 6, “Change in Control” shall mean a Sale Event as defined in the 2021 Stock Option and Incentive Plan, as amended from time to time, and any successor plan thereto once adopted, provided that a Sale Event will not be deemed to have occurred solely due to any capital raising transaction.

7. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Companies determine that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement or otherwise on account of the Executive’s separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

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(d) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement or the Restrictive Covenants Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e) The Companies make no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

8. Continuing Obligations.

(a) Restrictive Covenants Agreement. As a condition of employment, the Executive is required to enter into the Confidential Information and Inventions Assignment Agreement, attached hereto as Exhibit B (the “Restrictive Covenants Agreement”). The Executive acknowledges and agrees that the Executive received the Restrictive Covenants Agreement with this Agreement and at least ten (10) days before the commencement of the Executive’s employment. For purposes of this Agreement, the obligations in this Section 8 and those that arise in the Restrictive Covenants Agreement and any other agreement relating to confidentiality, assignment of inventions, or other restrictive covenants shall collectively be referred to as the “Continuing Obligations.”

(b) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information, other than confidentiality restrictions (if any), or the Executive’s engagement in any business. The Executive represents to the Companies that the Executive’s execution of this Agreement, the Executive’s employment with the Companies and the performance of the Executive’s proposed duties for the Companies will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Companies, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Companies any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

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(c) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Companies in (i) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Companies which relate to events or occurrences that transpired while the Executive was employed by the Companies, and (ii) the investigation, whether internal or external, of any matters about which the Companies believe the Executive may have knowledge or information. The Executive’s full cooperation in connection with such claims, actions or investigations shall include, but not be limited to, being available to meet with counsel to answer questions or to prepare for discovery or trial and to act as a witness on behalf of the Companies at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully, upon reasonable written notice, with the Companies in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Companies. The Companies shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(c).

(d) Relief. The Executive agrees that it would be difficult to measure any damages caused to the Companies which might result from any breach by the Executive of the Continuing Obligations, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of the Continuing Obligations, the Companies shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Companies.

9. Reserved.

10. Consent to Jurisdiction. The parties hereby consent to the jurisdiction of the state and federal courts of the State of Delaware. Accordingly, with respect to any such court action, the Executive (a) submits to the exclusive personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11. Waiver of Jury Trial. To the extent permitted by applicable law, each of the Executive and the Companies irrevocably and unconditionally WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE EXECUTIVE’S EMPLOYMENT BY THE COMPANY OR ANY AFFILIATE OF THE COMPANY, INCLUDING WITHOUT LIMITATION THE EXECUTIVE’S OR THE COMPANIES’ PERFORMANCE UNDER, OR THE ENFORCEMENT OF, THIS AGREEMENT.

12. Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter.

13. Withholding; Tax Effect. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

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14. Assignment; Successors and Assigns. Neither the Executive nor the Companies may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Companies may assign their rights and obligations under this Agreement (including the Restrictive Covenants Agreement) without the Executive’s consent to any affiliate or to any person or entity with whom the Companies shall hereafter effect a reorganization or consolidation, into which the Company or the Parent, as applicable, merges or to whom it transfers all or substantially all of its properties or assets; provided, further that if the Executive remains employed or becomes employed by the Companies, the purchaser or any of their affiliates in connection with any such transaction, then the Executive shall not be entitled to any payments, benefits or vesting pursuant to Sections 5 or 6 of this Agreement solely as a result of such transaction. This Agreement shall inure to the benefit of and be binding upon the Executive and the Companies, and each of the Executive’s, the Company’s and the Parent’s respective successors, executors, administrators, heirs and permitted assigns. In the event of the Executive’s death after the Executive’s termination of employment but prior to the completion by the Company of all payments due to the Executive under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Companies prior to the Executive’s death (or to the Executive’s estate, if the Executive fails to make such designation).

15. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

16. Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

17. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

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19. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Companies.

20. Effect on Other Plans and Agreements. An election by the Executive to resign for Good Reason under the provisions of this Agreement shall not be deemed a voluntary termination of employment by the Executive for the purpose of interpreting the provisions of any of the Company’s benefit plans, programs or policies. Nothing in this Agreement shall be construed to limit the rights of the Executive under the Companies’ benefit plans, programs or policies except as otherwise provided in Section 8 hereof, and except that the Executive shall have no rights to any severance benefits under any Company severance pay plan, offer letter or otherwise. In the event that the Executive is party to an agreement with the Company providing for payments or benefits under such plan or agreement and under this Agreement, the terms of this Agreement shall govern and the Executive may receive payment under this Agreement only and not both. Further, Section 5 and Section 6 of this Agreement are mutually exclusive and in no event shall the Executive be entitled to payments or benefits pursuant to both Sections 5 and 6 of this Agreement.

21. Governing Law. This is a Delaware contract and shall be construed under and be governed in all respects by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Third Circuit.

22. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective on the Effective Date.

BETTER THERAPEUTICS OPCO, INC.

By:	/s/ David Perry
Name: David Perry
Title: Executive Chairman
Date: June 7, 2022

BETTER THERAPEUTICS, INC.

By:	/s/ David Perry
Name: David Perry
Title: Executive Chairman
Date: June 7, 2022

EXECUTIVE

By:	/s/ Frank Karbe
Frank Karbe
Date: June 7, 2022

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Exhibit A

Equity Grant

[Attached]

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Exhibit B

Confidential Information and Inventions Assignment Agreement

[Attached]